October 15, 2008

Mail Stop 4561

By U.S. Mail and facsimile to (604) 682-3941

Jim Grosdanis
Chief Financial Officer
Quest Capital Corp.
Suite 1028, 550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

Re: Quest Capital Corp.
       Form 40-F filed March 18, 2008
       File No. 001-32667

Dear Mr. Grosdanis:

       We have completed our review of your Form 40-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        John P. Nolan
                                        Senior Assistant Chief Accountant